UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

BAKKT HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

05759B107

(CUSIP Number)

Andrew J. Surdykowski
Intercontinental Exchange, Inc.
5660 New Northside Drive
Atlanta, GA 30328
770-857-4700

With a Copy to:

Rory B. O’Halloran
Cody Wright
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
212-848-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 25, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05759B107

1	NAME OF REPORTING PERSONS Intercontinental Exchange, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,453,112 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,453,112 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,453,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6% (3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on (i) 649,934 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Bakkt Holdings, Inc. (the “Issuer”) and (ii) 6,803,178 shares of Class V common stock, par value $0.0001 per share (“Class V Common Stock”, and together with the Class A Common Stock, the “Common Stock”), of the Issuer beneficially owned by the Reporting Person as of the date hereof. This amount excludes 461,360 shares of Class A Common Stock underlying the Acquired Warrants (as defined in Item 6 of this Amendment) that are not exercisable until September 4, 2024, as described further in Item 6 of this Amendment. As reported herein, the Reporting Persons beneficially own 55.6% of the Common Stock; however, the voting power of the Reporting Persons in respect of the Common Stock is reduced to 30% pursuant to the Voting Agreement between Intercontinental Exchange Holdings, Inc. (“ICEH”), a wholly owned subsidiary of Intercontinental Exchange, Inc. (“ICE”), and the Issuer, so long as ICEH and its affiliates own 50% or more of the total voting power of the Issuer, as described further in Item 6 of the Initial Schedule 13D. All amounts of Common Stock reported by the Reporting Persons in this Amendment reflect the 1-for-25 reverse stock split effected by the Issuer on April 26, 2024 (the “April 2024 Reverse Stock Split”).

(2) Based on (i) 649,934 shares of Class A Common Stock and (ii) 6,803,178 shares of Class V Common Stock beneficially owned by the Reporting Person as of the date hereof. As described in note 1 above, this amount excludes 461,360 shares of Class A Common Stock underlying the Acquired Warrants that are not exercisable until September 4, 2024, as described further in Item 6 of this Amendment.

(3) Based on a total of 13,414,363 shares of Common Stock, consisting of 6,219,422 shares of Class A Common Stock and 7,194,941 shares of Class V Common Stock, outstanding as of April 29, 2024, after giving effect to the April 2024 Reverse Stock Split, but before adjusting for any fractional shares resulting from the April 2024 Reverse Stock Split, based on information received by the Reporting Persons from the Issuer. As described in note 1 above, the Reporting Persons beneficially own 55.6% of the Common Stock; however, the Reporting Persons’ voting power in respect of the Common Stock is reduced to 30% pursuant to the Voting Agreement between ICEH, a wholly owned subsidiary of ICE, and the Issuer, so long as ICEH and its affiliates own 50% or more of the total voting power of the Issuer, as described further in Item 6 of the Amended Schedule 13D. As of the date hereof, the Reporting Person beneficially owns 10.5% of the outstanding shares of Class A Common Stock (excluding any shares of Class V Common Stock).

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SCHEDULE 13D

CUSIP No. 05759B107

1	NAME OF REPORTING PERSONS Intercontinental Exchange Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,453,112 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,453,112 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,453,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6% (6)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(4) Based on (i) 649,934 shares of Class A Common Stock and (ii) 6,803,178 shares of Class V Common Stock beneficially owned by the Reporting Person as of the date hereof. As described in note 1 above, this amount excludes 461,360 shares of Class A Common Stock underlying the Acquired Warrants that are not exercisable until September 4, 2024, as described further in Item 6 of this Amendment.

(5) Based on (i) 649,934 shares of Class A Common Stock and (ii) 6,803,178 shares of Class V Common Stock beneficially owned by the Reporting Person as of the date hereof. As described in note 1 above, this amount excludes 461,360 shares of Class A Common Stock underlying the Acquired Warrants that are not exercisable until September 4, 2024, as described further in Item 6 of this Amendment.

(6) Based on a total of 13,414,363 shares of Common Stock, consisting of 6,219,422 shares of Class A Common Stock and 7,194,941 shares of Class V Common Stock, outstanding as of April 29, 2024, after giving effect to the April 2024 Reverse Stock Split, but before adjusting for any fractional shares resulting from the April 2024 Reverse Stock Split, based on information received by the Reporting Persons from the Issuer. As described in note 1 above, the Reporting Persons beneficially own 55.6% of the Common Stock; however, the Reporting Persons’ voting power in respect of the Common Stock is reduced to 30% pursuant to the Voting Agreement between ICEH and the Issuer, so long as ICEH and its affiliates own 50% or more of the total voting power of the Issuer as described further in Item 6 of the Amended Schedule 13D. As of the date hereof, the Reporting Person beneficially owns 10.5% of the outstanding shares of Class A Common Stock (excluding any shares of Class V Common Stock).

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EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment”) is being jointly filed on behalf of: (a) Intercontinental Exchange, Inc., a Delaware corporation (“ICE”), and (b) Intercontinental Exchange Holdings, Inc., a Delaware corporation (“ICEH”, and together with ICE, the “Reporting Persons” and each a “Reporting Person”), and amends the (i) Statement on Schedule 13D filed by the Reporting Persons on October 21, 2021 (the “Initial Schedule 13D”) as previously amended by (ii) Amendment No. 1 to the Initial Schedule 13D filed by the Reporting Persons on May 5, 2022 (“Amendment No. 1”), (iii) Amendment No. 2 to the Initial Schedule 13D filed by the Reporting Persons on April 28, 2023 (“Amendment No. 2”), and (iv) Amendment No. 3 to the Initial Schedule 13D filed by the Reporting Persons on March 4, 2024 (“Amendment No. 3”, and the Initial Schedule 13D as so amended, the “Amended Schedule 13D”), which relates to the shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Bakkt Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used and not otherwise defined in this Amendment have the same meanings ascribed to them in the Amended Schedule 13D.

Unless specifically amended hereby, the disclosure set forth in the Amended Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby supplemented and amended to add the following information:

The source of the funds for ICEH’s acquisition of securities of the Issuer at the Subsequent Closing (as defined in Item 6 of this Amendment) was the working capital of the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby supplemented and amended to add the information contained in Item 6 of this Amendment, which is incorporated by reference into this Item 4 as if fully set forth herein.

Item 5. Interest in Securities of the Issuer.

Section (a) and Section (b) of Item 5 of the Amended Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b) The percentage of beneficial ownership in this Amendment is based on: (i) with respect to the total amount of securities issued and outstanding, an aggregate of 6,219,422 shares of Class A Common Stock and 7,194,941 shares of Class V Common Stock outstanding as of April 29, 2024, after giving effect to the April 2024 Reverse Stock Split (as defined in Item 6 of this Amendment), but before adjusting for any fractional shares resulting from the April 2024 Reverse Stock Split, based on information received by the Reporting Persons from the Issuer, and (ii) with respect to the securities beneficially owned by the Reporting Persons, 649,934 shares of Class A Common Stock and 6,803,178 shares of Class A Common Stock underlying the Paired Interests (consisting of 6,803,178 Bakkt Opco Common Units and 6,803,178 shares of Class V Common Stock) beneficially owned by the Reporting Persons immediately following the Subsequent Closing. All amounts of Common Stock reported by the Reporting Persons in this Amendment reflect the April 2024 Reverse Stock Split.

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The aggregate number and percentage of shares of Class A Common Stock and Class V Common Stock beneficially owned by the Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and are incorporated herein by reference.

As of the date hereof, ICEH directly holds 649,934 shares of Class A Common Stock, 6,803,178 shares of Class V Common Stock and 6,803,178 Bakkt Opco Common Units. Pursuant to the terms of the A&R Exchange Agreement (as defined in Item 6 of Amendment No. 1), Bakkt Opco Common Units, when coupled with an equivalent number of shares of Class V Common Stock, may be exchanged at the discretion of the holder for shares of Class A Common Stock on a one-for-one basis (subject to adjustment as set forth in the A&R Exchange Agreement), or, at the option of the Issuer, cash, subject to the following exceptions: (i) no holder of Bakkt Opco Common Units may exchange less than 1,000 Bakkt Opco Common Units in any single exchange unless exchanging all of their Bakkt Opco Common Units; and (ii) such exchange can only occur (a) upon a Permitted Exchange Event (as defined in the A&R Exchange Agreement) or (b) on (1) the last trading day of the second week of the first month of each quarter, (2) the last trading day of the first month of each quarter, (3) the third full trading day occurring after the Issuer publicly announces its results for a quarter and (4) the last trading day of the second month of each quarter.

Pursuant to the Voting Agreement (as described in Item 6 of the Initial Schedule 13D), as long as ICEH and its affiliates hold 50% or more of the issued and outstanding shares of Common Stock, a proxy designated by the Board will vote the Excess Shares (defined in Item 6 of the Initial Schedule 13D) beneficially owned by the Reporting Persons on any Stockholder Matter (as defined in Item 6 of the Initial Schedule 13D) in the same percentages for and against such Stockholder Matter as votes were cast for and against such Stockholder Matter by all stockholders of the Issuer other than ICEH and its affiliates. The Voting Agreement does not apply to the voting of shares of Common Stock beneficially owned by ICEH and its affiliates that are not Excess Shares. The Voting Agreement also does not apply to the giving or withholding of consent or approval in respect of any matter requiring the approval of the Required Interest (as defined in Item 6 of the Initial Schedule 13D) of Bakkt Opco equity holders under the Surviving Company LLC Agreement. The Voting Agreement will terminate if the voting power represented by the shares of Common Stock beneficially owned by ICEH and its affiliates falls below 50% of the total voting power of the shares of Common Stock issued and outstanding and entitled to vote at any time.

5

To the best knowledge of the Reporting Persons, the following persons beneficially own or may be deemed to beneficially own the shares of Class A Common Stock, Class V Common Stock and Bakkt Opco Common Units set forth below: (7)

•	Hon. Sharon Y. Bowen, Director, ICE, beneficially owns 9,701 shares of Class A Common Stock,(8) 926 shares of Class V Common Stock and 926 Bakkt Opco Common Units.
•	Thomas E. Noonan, Director, ICE, beneficially owns 529 shares of Class V Common Stock and 529 Bakkt Opco Common Units.
•	Jeffrey C. Sprecher, Director (Chairman) and Chief Executive Officer, ICE, may be deemed to beneficially own 146,366 shares of Class V Common Stock and 146,366 Bakkt Opco Common Units, which shares and units are beneficially owned by his spouse through her holdings of vested incentive units in Bakkt Management. Mr. Sprecher disclaims beneficial ownership of the shares and units held indirectly by his spouse.

The Reporting Persons specifically disclaim beneficial ownership over such shares and units held by the persons listed above.

The share ownership reported herein for the Reporting Persons does not include any securities of the Issuer held by any party to the Stockholders Agreement (as defined and described in Item 6 of the Initial Schedule 13D) other than ICEH, and each of the Reporting Persons disclaims beneficial ownership of any such securities owned by such other parties.

(c) Other than ICEH’s acquisition of Class A Common Stock and the Acquired Warrants at the ICE Offering Closings (as described in Item 6 of this Amendment), the Reporting Persons have not effected any transactions in Class A Common Stock or Class V Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e) Not applicable.

(7) Except for the shares of Class A Common Stock beneficially owned by Ms. Bowen, the beneficial ownership information set forth herein is with respect to shares of Class V Common Stock and Bakkt Opco Common Units indirectly acquired by Ms. Bowen, Mr. Noonan, and Mr. Sprecher’s spouse in connection with the Closing in respect of incentive units held by such individuals under the Bakkt equity incentive plan in effect prior to the Closing and held directly by Bakkt Management LLC (“Bakkt Management”).

(8) Includes 5,714 shares of Class A Common Stock underlying 5,714 unvested restricted stock units which vest within 60 days of the date of this Amendment.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby supplemented and amended to add: (i) the information contained in Item 5 of this Amendment, which is incorporated by reference into this Item 6 as if fully set forth herein; and (ii) the following information:

Subsequent Closing under the Securities Purchase Agreement

On April 25, 2024, in accordance with the February 2024 Purchase Agreement, ICEH acquired the remaining 8,772,016 shares (which were converted into 350,880 shares as a result of the April 2024 Reverse Stock Split) of Class A Common Stock, Class 1 Warrants to purchase up to 4,386,008 shares (which were converted into 175,440 shares as a result of the April 2024 Reverse Stock Split) of Class A Common Stock (the “Subsequent Closing Class 1 Warrants”) and Class 2 Warrants to purchase up to 4,386,008 shares (which were converted into 175,440 shares as a result of the April 2024 Reverse Stock Split) of Class A Common Stock (the “Subsequent Closing Class 2 Warrants” and, together with the Subsequent Closing Class 1 Warrants, the “Subsequent Closing Warrants” and, the Subsequent Closing Warrants together with the Initial Closing Warrants, the “Acquired Warrants”) to be sold and issued by the Issuer pursuant to the ICE Offering for an aggregate purchase price of $7,605,337.87 (the “Subsequent Closing” and, together with the Initial Closing, the “ICE Offering Closings”). The Subsequent Closing Warrants have identical terms to the Initial Closing Warrants. The exercise price of the Acquired Warrants was increased to $25.50 per share as a result of the April 2024 Reverse Stock Split.

The foregoing descriptions of the Subsequent Closing Class 1 Warrants and the Subsequent Closing Class 2 Warrants are not complete and are qualified in their entirety by reference to the full text thereof, copies of which are filed as Exhibits 99.19 and 99.20 to this Amendment and are incorporated by reference herein.

Amendment to Surviving Company LLC Agreement

In connection with the 1-for-25 reverse stock split effected by the Issuer on April 26, 2024 (the “April 2024 Reverse Stock Split”), on April 26, 2024, ICEH entered into an amendment to the Surviving Company LLC Agreement (the “Surviving Company LLC Agreement Amendment”) with the Issuer, pursuant to which a corresponding reduction to the number of outstanding Bakkt Opco Common Units was memorialized.

The foregoing description of the Surviving Company LLC Agreement Amendment is not complete and is qualified in its entirety by reference to the full text of the Surviving Company LLC Agreement Amendment, a copy of which was filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on April 29, 2024, and is incorporated by reference herein as Exhibit 99.21.

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Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1*	Joint Filing Agreement, dated as of October 21, 2021, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 21, 2021).
Exhibit 99.2	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on January 11, 2021).
Exhibit 99.3	Amendment to Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on March 31, 2021).
Exhibit 99.4	Amendment to Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 30, 2021).
Exhibit 99.5	Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.6	Exchange Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.7	Amended and Restated Limited Liability Company Agreement (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.8	Voting Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.9	Stockholders Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.10	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.11	Tax Receivable Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.12*	Amended and Restated Subscription Agreement.
Exhibit 99.13	Cooperation Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.14	Amended and Restated Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 4, 2022).
Exhibit 99.15*	Securities Purchase Agreement (incorporated by reference to Exhibit 99.15 to Schedule 13D/A filed by the Reporting Persons with the SEC on March 4, 2024).
Exhibit 99.16*	Voting Support Agreement (incorporated by reference to Exhibit 99.16 to Schedule 13D/A filed by the Reporting Persons with the SEC on March 4, 2024).
Exhibit 99.17*	Class 1 Warrant issued by the Issuer on March 4, 2024 (incorporated by reference to Exhibit 99.17 to Schedule 13D/A filed by the Reporting Persons with the SEC on March 4, 2024).
Exhibit 99.18*	Class 2 Warrant issued by the Issuer on March 4, 2024 (incorporated by reference to Exhibit 99.18 to Schedule 13D/A filed by the Reporting Persons with the SEC on March 4, 2024).
Exhibit 99.19	Class 1 Warrant issued by the Issuer on April 25, 2024.
Exhibit 99.20	Class 2 Warrant issued by the Issuer on April 25, 2024.
Exhibit 99.21	First Amendment to the Third Amended and Restated Limited Liability Company Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on April 29, 2024).

* Previously filed

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SIGNATURES

After reasonable inquiry and to the best the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2024	Intercontinental Exchange, Inc.

	By:	/s/ Andrew J. Surdykowski
Name: Andrew J. Surdykowski
Title: General Counsel

Intercontinental Exchange Holdings, Inc.

	By:	/s/ Andrew J. Surdykowski
Name: Andrew J. Surdykowski
Title: General Counsel